

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 10, 2017

Timothy E. Mullany
Chief Financial Officer
Rave Restaurant Group, Inc.
3551 Plano Parkway
The Colony, Texas 75056

> **Re:** **Rave Restaurant Group, Inc.**
> **Form 10-K for the Fiscal Year Ended June 25, 2016**
> **Form 10-Q or the Quarterly Period Ended December 25, 2016**
> **Response Dated March 30, 2017**
> **File No. 0-12919**

Dear Mr. Mullany:

We have reviewed your March 30, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 21, 2017 letter.

Form 10-K for the Fiscal Year Ended June 26, 2016

Consolidated Financial Statements and Supplementary Data

Notes to consolidated Financial Statements

Note K – Earnings per Share, page F-19

1. We read you response to comments 4 and 5. All of your outstanding exercisable options would be considered antidilutive since you have losses from continuing operations or a loss from continuing operations available to common shareholders for the years and

periods presented. Refer to ASC 260-10-17 and 19 for guidance. Please revise to address our prior comments.

Form 10-Q for the Quarterly Period Ended December 25, 2016

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Operations, page 4

2. We read you response to comment 6 and the disclosures referred to. You have not disclosed the facts and circumstances leading to the impairment in sufficient detail. Refer to ASC 360-10-50-2a. for guidance. Please advise or revise.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Guidry (Staff Attorney) at (202) 551-3621 or Mara Ransom (Assistant Director) at (202) 551-3264 or me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products